Exhibit 1

AGREEMENT OF JOINT FILING

This joint filing agreement (this "Agreement") is made and entered into as of this 21st day of March 2025, by and among Wildcat Capital Management, LLC, Wildcat Partner Holdings, LP and Leonard A. Potter.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Form 3, Form 4, Form 5 or Schedule 13D or Schedule 13G with respect to the Common Stock of Vicapsys Life Sciences, Inc., and any and all amendments thereto and any other document relating thereto (collectively, the "Filings") required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Dated: March 21, 2025

Wildcat Capital Management, LLC

By: /s/ Leonard A. Potter

Name: Leonard A. Potter
Title: President

Wildcat Partner Holdings, LP

By: /s/ Sherri Conn

Name: Sherri Conn
Title: Vice President

Leonard A. Potter

By: /s/ Leonard A. Potter

Name: Leonard A. Potter